Exhibit 12(a)

Tennant Company

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

Ratio of Earnings to Fixed Charges
	Year ended December 31,					Quarter ended March 31,
	2004	2005	2006	2007	2008	2008	2009

Profit (loss) before income taxes	$21,379	$34,994	$43,302	$57,712	$17,575	$8,296	$(42,429)

Fixed Charges:
Interest expense	1,147	564	737	898	3,944	488	652
Amortization of debt expense	63	38	—	21	55	12	35
Interest component of rental expense (estimated)	2,994	2,992	3,970	4,549	4,980	1,237	1,048
Total Fixed Charges	4,204	3,594	4,707	5,468	8,979	1,737	1,735

Profit (loss) before income taxes plus fixed charges	$25,583	$38,588	$48,009	$63,180	$26,554	$10,033	$(40,694)

Ratio of Earnings to Fixed Charges	6.1	10.7	10.2	11.6	3.0	5.8	(A)

(A) For the quarter ended March 31, 2009, earnings were inadequate to cover fixed charges. The deficiency of $42.4 million was the result of a $43.4 million non-cash goodwill impairment charge.